UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO/A

Tender Offer Statement under Section
14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

(Amendment No. 5)

Central Vermont Public Service Corporation
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Central Vermont Public Service Corporation (Issuer)
(Name of Filing Person (Identifying Status as Offeror, Issuer or Other Person))

Common Stock, Par Value $6 Per Share
(Title of Class of Securities)

155771108
(CUSIP Number of Class of Securities)

Dale Rocheleau
Senior Vice President and Corporate Secretary
Central Vermont Public Service Corporation
77 Grove Street
Rutland, Vermont  05701
(802) 773-2711
(Name, address and telephone number of person authorized
to receive notices and communications on behalf of filing person)

With copy to:

William S. Lamb, Esq.
LeBoeuf, Lamb, Greene & MacRae LLP
125 West 55th Street
New York, NY 10019
(212) 424-8000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$50,625,000	$5,417.00

*           Estimated solely for the purpose of calculating the filing fee, this amount was calculated assuming the purchase of 2,250,000 outstanding shares of common stock, par value $6 per share, at the maximum possible tender offer price of $22.50 per share in cash.

**          The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $107.00 for each $1,000,000 of the value of the transaction.

[X]

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Form or Registration No.: Filing Party: Date Filed:	$5,417.00 Schedule TO Central Vermont Public Service Corporation February 13, 2006

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
[ ] [X] [ ] [ ]	third-party tender offer subject to Rule 14d-1. issuer tender offer subject to Rule 13e-4. going-private transaction subject to Rule 13e-3. amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  [   ]

This Amendment No. 5 amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on February 13, 2006, as amended (the "Schedule TO"), by Central Vermont Public Service Corporation, a Vermont corporation (the "Company"), relating to the offer by the Company to purchase up to 2,250,000 of its common shares, $6.00 par value, (subject to its right to purchase up to an additional 2% of its outstanding shares) or such lesser number of common shares as is properly tendered and not properly withdrawn, at a purchase price not greater than $22.50 nor less than $20.50 per share, net to the seller in cash, without interest. The Company's offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 13, 2006 (the "Offer to Purchase"), and in the related Letter of Transmittal (the "Letter of Transmittal"), as amended, (which together, as amended or supplemented from time to time, constitute the "Offer"). This Amendment No. 5 is intended to satisfy the reporting requirements of Rule 13e-4(c) of the Securities Exchange Act of 1934, as amended. Copies of the Offer to Purchase and the accompanying Letter of Transmittal were previously filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

The information in the Offer is incorporated in this Amendment No. 5 to the Schedule TO by reference in response to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

ITEMS 1 THROUGH 11

             (i)  The references to the Regulatory Condition on the Cover Page, in the Summary Term Sheet, in the Introduction, under the caption "1. Number of Shares; Proration" and in the second paragraph under the caption "13. Legal Matters; Regulatory Approvals" are hereby amended to say as follows:

             Regulatory Condition, which condition has been satisfied as of March 13, 2006,

             (ii)  Item 5. Past Contacts, Transactions, Negotiations and Agreements is amended to read as follows: (e) The information set forth in Section 11 of the Offer to Purchase ("Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Shares") and in the first paragraph of Section 13 describing the Voting Agreement and Irrevocable Proxy between Mr. Jerry Zucker and the Company dated March 15, 2006 is hereby incorporated by reference, and

             (iii)  The first paragraph under the caption "13. Legal Matters; Regulatory Approvals" is amended and restated as follows:

             Vermont law prohibits any person from acquiring, directly or indirectly, 10% or more of the voting securities of any Vermont public utility company without first obtaining the approval of the Vermont Public Service Board (the "Board"). Action by CVPS such as consummation of the tender offer that results in any shareholder owning 10% or more of our voting securities could be subject to this statutory requirement of prior approval of the Board. We have been informed by one of our shareholders that he currently holds approximately 9.35% of our voting securities. Consequently, depending on whether that shareholder tenders his shares and whether or not they are purchased in the tender offer, it is possible that the tender offer could result in that shareholder owning 10% or more of our voting securities. On March 8, 2006, the Board issued an order (the "Order") approving an arrangement with the shareholder pursuant to which all shares held by him in excess of 9.99% of our voting securities are to be voted in the same proportion as all of our other shares not held by that shareholder, thereby neutralizing the voting effect of his shares in excess of the 9.99% voting limit. To effect this arrangement, on March 15, 2006, we entered into a Voting Agreement and Irrevocable Proxy with the shareholder. The Order confirms that this arrangement with the shareholder will satisfy the statutory requirements if the tender offer results in him owning 10% or more of our voting securities (the "Regulatory Condition"). Consequently, the Regulatory Condition upon which this offer was conditioned has been satisfied.

             For more information regarding the terms of the Order and the Voting Agreement and Irrevocable Proxy, we refer you to the entire text of the documents filed as Exhibits (a)(5)(H) and (a)(5)(I) to the Schedule TO filed by the Company on March 16, 2006.

ITEM 12.  EXHIBITS

             Item 12 of the Schedule TO is hereby amended by adding the following exhibits:

(a)(5)(G)	Current Report on Form 8-K dated March 15, 2006 (filed with the SEC on March 16, 2006, File No. 1-8222).
(a)(5)(H)	State of Vermont Public Service Board Order entered March 8, 2006.
(a)(5)(I)	Voting Agreement and Irrevocable Proxy between Central Vermont Public Service Corporation and Mr. Jerry Zucker.
SIGNATURE After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. Dated: March 16, 2006
CENTRAL VERMONT PUBLIC SERVICE CORPORATION By: /s/ Dale A. Rocheleau Name: Dale A. Rocheleau Title: Senior Vice President for Legal and Public Affairs, and Corporate Secretary
EXHIBIT INDEX
Exhibit Number	Description
(a)(1)(A)	Offer to Purchase, dated February 13, 2006 *
(a)(1)(B)	Letter of Transmittal *
(a)(1)(C)	Notice of Guaranteed Delivery *
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated February 13, 2006 *
(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other nominees dated February 13, 2006 *
(a)(1)(F)	Letter to participants in CVPS' 401(k) Plan, dated February 13, 2006 *
(a)(2)	Not applicable
(a)(3)	Not applicable
(a)(4)	Not applicable
(a)(5)	Press Release, dated February 7, 2006 incorporated by reference to the Company's Current Report on Form 8-K dated February 6, 2006 (filed with the SEC on February 7, 2006, File No. 1-8222)
(a)(5)(A)	Press Release dated February 14, 2006, incorporated by reference to the Company's Current Report on Form 8-K dated February 14, 2006 (filed with the SEC on February 14, 2006, File No. 1-8222)
(a)(5)(B)	Questions & Answers about the CVPS Stock Buyback dated February 14, 2006 *
(a)(5)(C)	Press Release dated February 27, 2006, incorporated by reference to the Company's Current Report on Form 8-K dated February 27, 2006 (filed with the SEC on February 27, 2006, File No. 1-8222)
(a)(5)(D)	Current Report on Form 8-K dated February 27, 2006 (filed with the SEC on March 3, 2006, File No. 1-8222)
(a)(5)(E)	Current Report on Form 8-K dated March 1, 2006 (filed with the SEC on March 6, 2006, File No. 1-8222)
(a)(5)(F)	Current Report on Form 8-K dated March 9, 2006 (filed with the SEC on March 14, 2006, File No. 1-8222) and related Press Release dated March 14, 2006, incorporated by reference in such Current Report
(a)(5)(G)	Current Report on Form 8-K dated March 15, 2006 (filed with the SEC on March 16, 2006, File No. 1-8222)
(a)(5)(H)	State of Vermont Public Service Board Order entered March 8, 2006
(a)(5)(I)	Voting Agreement and Irrevocable Proxy between Central Vermont Public Service Corporation and Mr. Jerry Zucker
(d)(1)	Stock Option Plan for Non-Employee Directors dated July 18, 1988. (Exhibit 10-184, 1988 Form 10-K, File No. 1-8222)
(d)(2)	Stock Option Plan for Key Employees dated July 18, 1988. (Exhibit 10-185, 1988 Form 10-K, File No. 1-8222)
(d)(3)	Officers Supplemental Deferred Compensation Plan dated November 4, 1985. (Exhibit 10-187, 1988 Form 10-K, File No. 1-8222)
(d)(3)(A)	Amendment dated October 2, 1995. (Exhibit 10.71.1, 1995 Form 10-K, File No. 1-8222)
(d)(4)	Directors' Supplemental Deferred Compensation Plan dated November 4, 1985. (Exhibit 10-188, 1988 Form 10-K, File No. 1-8222)
(d)(4)(A)	Amendment dated October 2, 1995. (Exhibit 10.72.1, 1995 Form 10-K, File No. 1-8222)
(d)(5)	Management Incentive Compensation Plan as adopted September 9, 1985. (Exhibit 10-189, 1988 Form 10-K, File No. 1-8222)
(d)(5)(A)	Revised Management Incentive Plan as adopted February 5, 1990. (Exhibit 10-200, 1989 Form 10-K, File No. 1-8222)
(d)(5)(B)	Revised Management Incentive Plan dated May 2, 1995. (Exhibit 10.73.2, 1995 Form 10-K, File No. 1-8222)
(d)(6)	Stock Option Plan for Non-Employee Directors dated April 30, 1993 (Exhibit 10.78, 1993 Form 10-K, File No. 1-8222)
(d)(7)	Directors' Supplemental Deferred Compensation Plan dated January 1, 1990 (Exhibit 10.80, 1993 Form 10-K, File No. 1-8222)
(d)(7)(A)	Amendment dated October 2, 1995. (Exhibit No. 10.80.1, 1995 Form 10-K, File No. 1-8222)
(d)(8)	Officers' Supplemental Deferred Compensation Plan dated January 1, 1990 (Exhibit 10.81, 1993 Form 10-K, File No. 1-8222)
(d)(9)	Management Incentive Plan for Executive Officers dated January 1, 1997. (Exhibit 10.82, 1996 Form 10-K, File No. 1-8222)
(d)(10)	Management Incentive Plan for Executive Officers dated January 1, 1998 (Exhibit A10.83, Form 10-Q, March 31, 1998, File No. 1-8222)
(d)(11)	Officers' Supplemental Retirement and Deferred Compensation Plan as Amended and Restated Effective January 1, 1998 (Exhibit 10.85, 1998 Form 10-K, File No. 1-8222)
(d)(11)(A)	Officers' Supplemental Retirement and Deferred Compensation Plan, Amended and Restated Effective January 1, 2005. (Exhibit A10.85.1, 2004 Form 10-K, File No. 1-8222)
(d)(12)	1993 Stock Option Plan for Non-employee Directors (Exhibit 28 to Registration Statement, Registration 33-62100)
(d)(13)	1997 Stock Option Plan for Key Employees (Exhibit 4.3 to Registration Statement, Registration 333-57001)
(d)(14)	1997 Restricted Stock Plan for Non-employee Directors and Key Employees (Exhibit 4.3 to Registration Statement, Registration 333-57005)
(d)(15)	Management Incentive Plan for Executive Officers dated January 1, 1999. (Exhibit A10.89, Form 10-Q, March 31, 1999, File No. 1-8222)
(d)(16)	Performance Share Incentive Plan dated effective January 1, 1999. (Exhibit A10.90, Form 10-Q, June 30, 1999, File No. 1-8222)
(d)(17)	Management Incentive Plan for Executive Officers dated January 1, 2000. (Exhibit A10.91, Form 10-Q, March 31, 2000, File No. 1-8222)
(d)(18)	Management Incentive Plan for Executive Officers dated January 1, 2001. (Exhibit A10.93, Form 10-Q, March 31, 2001, File No. 1-8222)
(d)(19)	2000 Stock Option Plan for Key Employees. (Form S-8 Registration Statement, Registration 333-39664)
(d)(20)	Form of Deferred Compensation Plan for Officers and Directors. (Exhibit A10.96, Form 10-Q, March 31, 2002, File No. 1-8222)
(d)(20)(A)

Deferred Compensation Plan for Officers and Directors of Central Vermont Public Service Corporation, Amended and Restated Effective January 1, 2005. (Current Report on Form 8-K filed January 6, 2005, File No. 1-8222)

(d)(21)	Management Incentive Plan for Executive Officers dated January 1, 2002. (Exhibit A10.97, Form 10-Q, March 31, 2002, File No. 1-8222)
(d)(21)(A)	Management Incentive Plan, Effective as of January 1, 2005. (Exhibit A 10.97.1, 2004 Form 10-K, File No. 1-8222)
(d)(22)	2002 Long-Term Incentive Plan. (Form S-8 Registration Statement, Registration 333-102008)
(d)(23)	Performance Share Incentive Plan dated effective January 1, 2004. (Exhibit A10.100, Form 10-Q, June 30, 2004, File No. 1-8222)
(d)(23)(A)	Performance Share Incentive Plan, Effective January 1, 2005. (Current Report On Form 8-K filed January 13, 2005, File No. 1-8222)
(d)(24)	Form of Central Vermont Public Service Performance Share Agreement Pursuant to the Performance Share Incentive Plan. (Exhibit A10.101, Form 10-Q, September 30, 2004, File No. 1-8222)
(d)(25)	Form of Central Vermont Public Service Corporation Stock Option Agreement Pursuant to the 2002 Long-Term Incentive Plan. (Exhibit A10.102, Form 10-Q, September 30, 2004, File No. 1-8222)
(d)(26)

Form of Central Vermont Public Service Corporation Stock Option Agreement Pursuant to the 2000 Stock Option Plan for Key Employees of Central Vermont Public Service Corporation. (Exhibit A10.103, Form 10-Q, September 30, 2004, File No. 1-8222)

(d)(27)

Form of Central Vermont Public Service Corporation Stock Option Agreement Pursuant to the 1997 Stock Option Plan for Key Employees of Central Vermont Public Service Corporation. (Exhibit A10.104, Form 10-Q, September 30, 2004, File No. 1-8222)

* Previously filed.